Filed pursuant to Rule 424(b)(3)

Registration No.: 333-281489

PROSPECTUS SUPPLEMENT No. 1

(To the Prospectus dated May 9, 2025)

BIODEXA PHARMACEUTICALS PLC

4,349,102,800 Ordinary Shares Representing 434,901 American Depositary Shares

This prospectus supplement No. 1 (the “Prospectus Supplement”) amends and supplements our prospectus contained in our Registration Statement on Form F-1, as amended, effective as of May 9, 2025 (the “Prospectus”), related to the resale by the selling shareholders identified in the Prospectus of up to an aggregate of 4,349,102,800 of our ordinary shares, nominal value £0.00005 per share, represented by 434,901 American Depositary Shares (the “Depositary Shares”).

This Prospectus Supplement is being filed in order to incorporate into and include in the Prospectus the information contained in our attached Form 6-K, filed with the Securities and Exchange Commission on May 15, 2025.

This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.

Our Depositary Shares are listed on the NASDAQ Capital Market under the symbol “BDRX.” The last reported closing price of Depositary Shares on the NASDAQ Capital Market on May 14, 2025 was $1.31.

Investing in our securities involves risks. See “Risk Factors” beginning on page 9 of the Prospectus and in the documents incorporated by reference in the Prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

______________________________

The date of this Prospectus Supplement is May 15, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On May 15, 2025, Biodexa Pharmaceuticals PLC (the “Company”) entered into letter agreements (the “Agreements”) with certain accredited holders (collectively, the “Holders”) of the Company’s outstanding Series E warrants (“Series E Warrants”), Series H warrants (the “Series H Warrants”), Series J warrants (the “Series J Warrants”) and Series K warrants (“Series K Warrants,” and collectively, the “Warrants”) issued in prior transactions. Pursuant to the Agreements, the exercise price of each Warrant that is being exercised will be reduced to $0.31 per share.

The Holders are collectively exercising an aggregate of 200,433 Warrants consisting of: (i) 47,530 Series E Warrants, (ii) 66,947 Series H Warrants, (iii) 42,978 Series J Warrants and (iv) 42,978 Series K Warrants. As a result of the exercises, the Company will issue an aggregate of 200,433 of its American depositary shares (“ADSs”), with each ADS representing 10,000 of the Company’s ordinary shares, nominal value £0.00005 per share (the “Ordinary Shares”). The ADSs to be issued represent approximately 7.5% of the Company’s issued ADSs. The shares underlying the Warrants (the “Warrant Shares”) have all been previously registered on Form F-1 registration statements. The closing is expected to take place on or about May 19, 2025, subject to customary closing conditions. The Company anticipates receiving gross proceeds of approximately $62,000, before estimated offering expenses.

In the event that the exercise of Warrants would cause the Holder to exceed the beneficial ownership limitation provisions contained in the applicable Warrants, the Company shall only issue such number of shares that would not cause the Holder to exceed the maximum amount permitted thereunder, with the balance to be held in abeyance until notice from the Holder that the balance (or portion thereof) may be issued in compliance with such limitations.

As a condition to reducing the exercise price of the Warrants, each Holder has agreed (i) to not sell or transfer any Warrant Shares until after May 22, 2025, and (ii) to the extent the Company calls a general and/or annual general meeting of shareholders during the period the Holder is the owner of such Warrant Shares, to, among other things, vote or cause to be voted such Warrant Shares in favor of any proposal presented by the Company at such meeting.

The Company will not be issuing new warrants to replace the Warrants, and it did not engage a placement agent to facilitate the transaction.

The foregoing descriptions of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreements, a copy of which is attached to this Report on Form 6-K as Exhibit 10.1.

The information included in this report on Form 6-K, including Exhibit 10.1, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-214969) and Form F-3 (File No. 333-233901) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of May 2025 is:

Exhibit No.	Description
10.1	Form of Letter Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: May 15, 2025	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer

Exhibit 10.1

May 15, 2025

[Name and address of warrant holder]

Re:       Reprice of Warrants

To Whom It May Concern:

Biodexa Pharmaceuticals PLC, a public limited company organized under the laws of England and Wales  (the “Company”), is pleased to offer to you the opportunity to exercise the warrants set forth on your signature page attached hereto (the “Warrants”) and held by you (the “Holder”). The ordinary shares, nominal value £0.00005 (“Ordinary Shares”) (in the form of American Depositary Shares) underlying the Warrants (“Warrant Shares”) have been previously registered pursuant to registration statements on Form F-1 (the “Registration Statements”). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Warrants.

In consideration for cash exercising the Warrants held by you as set forth on your signature page attached hereto on or before 9:00 a.m. (New York City time) on May 15, 2025 (the “Warrant Exercise”), the Company hereby offers you a reduction of the exercise price of the Warrants to US$0.31 per share. As such, upon accepting this offer, Section 2(b) of all Warrants issued pursuant to the Registration Statements and held by you is hereby amended and restated as follows:

“The exercise price per ADS under this Warrant shall be US$0.31, subject to adjustment hereunder (the “Exercise Price”).”

For the avoidance of doubt, the Company will not be issuing warrants to the Holder to replace those being exercised pursuant to this letter agreement.

The Holder may accept this offer by countersigning this letter below, with such acceptance constituting the Holder’s exercise of the number of Warrants as set forth on your signature page attached hereto for an aggregate exercise price as set forth on the Holder’s signature page hereto (the “Aggregate Exercise Price”) on or before 9:00 a.m. (New York City time) on May 15, 2025. Notwithstanding anything herein to the contrary, in the event the Warrant Exercise would otherwise cause the Holder to exceed the beneficial ownership limitations set forth in Section 2(e) of the applicable Warrants, upon notice from the Holder of such limitation the Company shall only issue such number of Warrant Shares to the Holder that would not cause the Holder to exceed the maximum number of Warrant Shares permitted thereunder with the balance to be held in abeyance until notice from the Holder that the balance (or portion thereof) may be issued in compliance with such limitations, which abeyance shall be evidenced through the applicable Warrant which shall be deemed prepaid thereafter, and exercised pursuant to a Notice of Exercise in the applicable Warrant (provided no additional exercise price shall be payable).

If the Holder accepts this offer by countersigning this letter below, the Holder hereby irrevocably and unconditionally covenants and agrees that it shall (i) not sell or transfer such Warrant Shares until after May 22, 2025, after which time the Holder shall be free to sell or transfer such Warrant Shares, and (ii) to the extent the Company calls a General Meeting of Shareholders and/or Annual General Meeting of Shareholders during the period the Holder is the beneficial and/or record owner of such Warrant Shares, (x) cause to be counted for purposes of establishing quorum at such meeting all of the Ordinary Shares beneficially owned by such Holder, including the Warrant Shares (collectively, the “Holder Securities”), or at any adjournment thereof, and (y) vote or cause to be voted (in person, by proxy, by action by written consent, as applicable, or as otherwise may be required or permitted under the articles of association of the Company or the terms of the applicable Warrant) the Holder Securities in favor of any proposal presented by the Company at such meeting. In furtherance of this provision, concurrently herewith, the Holder hereby authorizes the Company to notify the Company’s transfer agent and/or depositary that there is a stop transfer order with respect to the Holder Securities (and that this letter agreement places limits on the voting and transfer of such Holder Securities).

Additionally, the Company agrees to the representations, warranties and covenants set forth on Annex A attached hereto. The Holder represents and warrants that, as of the date hereof it is, and on each date on which it exercises the Warrants it will be, an “accredited investor” as defined in Rule 501 of the Securities Act of 1933, as amended (the “Securities Act”).

If this offer is accepted and this letter agreement is executed and delivered to the Company on or before 9:00 a.m. (New York City time) on May 22, 2025, the Company shall (i) file a prospectus supplement to the Registration Statements, as applicable, with the Securities and Exchange Commission ("SEC") disclosing the reduced exercise price of the Warrants, and (ii) file a Current Report on Form 6-K (the "Form 6-K") with the SEC disclosing all material terms of the transactions contemplated hereunder, including this letter agreement as an exhibit thereto with the SEC within the time required by the Exchange Act of 1934, as amended. From and after the issuance of the Form 6-K, the Company represents to the Holder that it shall have publicly disclosed all material, non-public information delivered to the Holder by the Company or any of its officers, directors, employees or agents in connection with the transactions contemplated hereby. In addition, effective upon the issuance of the Form 6-K, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company or any of its officers, directors, agents, employees or Affiliates on the one hand, and the Holder or any of its Affiliates on the other hand, as it relates to the transaction described herein, shall terminate. The Company represents to the Holder that none of the Company's directors, officers, employees or agents will provide the Holder with any material, nonpublic information that is not disclosed in the Form 6-K.

The closing of the transaction described herein shall occur no later than May 19, 2025, at 9:00 a.m. (New York City Time) at such location as the parties shall mutually agree (the “Closing Date”). Unless otherwise directed by the Company, settlement of the Warrant Exercise hereunder shall occur via “Delivery Versus Payment” (“DVP”) (i.e., on the Closing Date, the Company shall issue the American Depositary Shares issued in the Warrant Exercise in the Holder’s name and address and be released by the transfer agent or depositary directly to the account(s) identified by the Holder; and upon receipt of such Warrant Shares, the payment of the aggregate exercise price therefor shall be made by the Holder by wire transfer to the Company). On or prior to the Closing Date, the Holder shall deliver or cause to be delivered to the Company such Holder’s aggregate exercise price for the exercised Warrant Shares, which shall be made available for DVP settlement with the Company or its designee. Except as set forth herein, the terms of the Warrants, including but not limited to the obligations to deliver the Warrant Shares, shall remain in effect as if the acceptance of this offer was a formal exercise notice under the applicable Warrants. In addition, upon the receipt of the Ordinary Shares (in the form of American Depositary Shares) pursuant to the Warrant Exercise, the Holder agrees to surrender the applicable Warrants exercised hereunder to the Company for cancellation.

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The Company acknowledges and agrees that the obligations of the Holder under this letter agreement are several and not joint with the obligations of any other holder warrants of the Company (each, an “Other Holder”) under any other agreement related to the exercise of such warrants (“Other Warrant Exercise Agreement”), and the Holder shall not be responsible in any way for the performance of the obligations of any Other Holder or under any such Other Warrant Exercise Agreement. Nothing contained in this letter agreement, and no action taken by the Holder pursuant hereto, shall be deemed to constitute the Holder and the Other Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holder and the Other Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this letter agreement and the Company acknowledges that the Holder and the Other Holders are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this letter agreement or any Other Warrant Exercise Agreement. The Company and the Holder confirm that the Holder has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors. The Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this letter agreement, and it shall not be necessary for any Other Holder to be joined as an additional party in any proceeding for such purpose.

Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this letter agreement. The Company shall pay all transfer agent fees, stamp taxes and other taxes and duties levied in connection with the delivery of any Warrant Shares. This letter agreement shall be governed by the laws of the State of New York without regard to the principles of conflicts of law thereof.

***************

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To accept this offer, Holder must counter execute this letter agreement and return the fully executed letter agreement to the Company at e-mail: Stephen.stamp@biodexapharma.com, attention: Stephen Stamp, CEO & CFO, on or before 9:00 am (New York City time) on May 15, 2025.

Please do not hesitate to call me if you have any questions.

Sincerely yours,

BIODEXA PHARMACEUTICALS PLC

By:
Name: Stephen Stamp
Title: CEO & CFO

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Accepted and Agreed to:

Name of Holder: ________________________________________________________

Signature of Authorized Signatory of Holder: _________________________________

Name of Authorized Signatory: _______________________________________________

Title of Authorized Signatory: ________________________________________________

Warrant Shares: __________ Series E Warrant Shares _________ Series H Warrant Shares___________________ __________ Series J Warrant Shares __________ Series K Warrant Shares

Number of Warrants being exercised contemporaneously with signing this letter:

_____________ Series E Warrants

_____________ Series H Warrants

_____________ Series J Warrants

_____________ Series K Warrants

Aggregate Exercise Price of the Warrants being exercised contemporaneously with signing this letter: $___________________

DTC Instructions:

The Existing Warrant Shares shall be delivered to the following DWAC Account Number:

Broker Name:
Broker DTC DWAC #:
Broker Contact:
Account #:

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Annex A – Representations and Warranties

Representations, Warranties and Covenants of the Company. The Company hereby makes the following representations and warranties to the Holder:

(a)       Registration Statements. The Warrant Shares have previously been registered for issuance on the Registration Statements and the Company knows of no reason why such Warrant Shares may not be resold without restrictions under the Securities Act.

(b)       Authorization; Enforcement. The Company will have the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this letter agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby will be duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its stockholders in connection therewith. This letter agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(c)       No Conflicts. The execution, delivery and performance of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s articles of association,, as amended; or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien upon any of the properties or assets of the Company in connection with, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which such Company is a party or by which any property or asset of the Company is bound or affected, other than for which a waiver has been obtained by the Company; or (iii) subject to Section (d) below, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a material adverse effect.

(d)       Nasdaq Corporate Governance. The transactions contemplated under this letter agreement comply with all rules of The Nasdaq Stock Market LLC.

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